Exhibit 99.1

INVITATION TO THE ANNUAL GENERAL MEETING 2025 to the Shareholders of AC Immune SA Thursday, 19 June 2025 2:00pm CEST 8:00am EST

Our goal is global leadership in Precision Medicine for the diagnosis and treatment of neurodegenerative diseases we are executing a clear business strategy built on three pillars: alzheimer’s disease accelerate development of novel therapeutics in ad with our partners parkinson’s and neuro orphans expand our strategic focus in parkinson’s disease (pd) and non - ad neurodegenerative diseases, including neuroorphan indications and limbic - predominant age - related tdp - 43 encephalopathy (late) diagnostics a continued focus on diagnostics enabling precision medicine to be an ultimate differentiator for the company

Contents Letter to shareholders Overview 2 4 6 6 6 7 agenda & proposals Agenda & proposals 1. 2024 IFRS Consolidated Financial Statements, 2024 Statutory Financial Statements, 2024 Compensation Report 2. Appropriation of losses 3. Discharge of the Members of the Board of Directors and the Executive Committee 4. Compensation for the Members of the Board of Directors and the Executive Committee 5. Re - elections and elections 6. Changes in the Articles of Association 7 8 10 organizational notes Organizational notes Legal notes 14 16 say on pay Shareholder information on compensation proposals 18 1 | ac immune invitation to the annual general meeting 2025

Letter to shareholders We are pleased to hold AC Immune’s 9th Annual General Meeting (AGM) as a public company, and we are happy to invite you to attend the meeting in person. For those who cannot attend in person, we kindly invite you to vote through the elected Independent Proxy. We are delighted to present to you our 2024 IFRS Consolidated Financial Statements and Statutory Financial Statements to be approved by shareholders. This year’s Annual Report again contains our Environmental, Social and Governance Report. In review, 2024 was a year of extraordinary progress for the Company including several exceptional achievements in our pipeline, particularly our active immunotherapies. We continue to reinforce our leadership in the field of neurodegenerative diseases (NDDs) and the delivery of Precision Prevention. our leadership in active immunotherapies for ndds has been clearly demonstrated again We are making great strides on our three active immuno - therapies targeting the hallmark pathological proteins, Abeta (ACI - 24.060), pTau (ACI - 35.030), and a - syn (ACI - 7104.056), and leading the way towards delivering innovative new approaches to Alzheimer’s disease (AD), Parkinson’s disease (PD), and potentially other NDDs. For ACI - 35.030, patients are being treated with JNJ - 2056 in the large, randomized Phase 2b clinical trial program (ReTain) in preclinical AD being conducted by our partner, Janssen Pharmaceuticals (J&J). This is a first - of - its - kind clinical trial in individuals with pre - symptomatic AD who are selected using a multistep screening protocol. The extremely high level of interest in this trial has resulted in the screening of many thousands of presymptomatic people to identify those with measurable Tau pathology. We were delighted in September 2024 to receive a CHF 25 million milestone payment in recognition of the strong interest in the study. Our innovative, biomarker - based adaptive Phase 1b/2 clinical trial, ABATE, evaluating our anti - Abeta active immunotherapy, ACI - 24.060, in patients with prodromal AD and individuals with Down syndrome is progressing well. ACI - 24.060 is FDA Fast Track designated and now progressing with close involvement of Takeda following the exclusive option and license deal signed in May 2024. The 12 - month treatment timepoint will be reached for the first 3 AD cohorts in the ABATE study in December 2025 with interim results reported shortly thereafter. We were proud to report in November 2024 the initial interim results from our Phase 2 VacSYn trial of ACI - 7104.056, our wholly - owned a - syn targeted active immunotherapy for early - stage PD. Following an additional immunization in the trial, further positive immunogenicity and good safety data were presented at the AD/PD 2025 Conference in Vienna. ACI - 7104.056 has been well tolerated and safely generated a strong antibody response against a - syn. We hope to launch the larger Part 2 of the trial to establish proof - of - concept later in 2025. These programs in preclinical AD, in prodromal AD, and in early - stage PD, respectively, underscore our long - term drive to deliver precisely targeted active immunotherapy aiming to prevent the irreversible neurological damage caused by NDDs. Douglas Williams, Chair Dear Shareholders, Andrea Pfeifer, Chief Executive Officer 2 ac immune invitation to the annual general meeting 2025 | letter to shareholders

precision prevention with active immuno - therapy and small molecule drugs While the disease - modifying potential of immunotherapeutic approaches has been demonstrated with the regulatory approval of monoclonal antibody - based therapies for AD, we believe the early commercial uptake of these products has been slower than anticipated based in part on issues of patient inconvenience and ongoing risk - benefit uncertainties. We are more convinced than ever that active immunotherapy, where we are leading the way, is the optimal immunotherapeutic modality providing the right features for a precision - based preventive approach in neurodegenerative disease. Success in our efforts with our partners will see AC Immune’s programs have a profound social and economic impact with potential to be employed across the global population. Additionally, we are developing small molecule drugs to complement the immunotherapeutic approaches, particularly in some early stages of diseases with intracellular pathology. We are very encouraged by our raft of small molecule drug candidates coming through preclinical development targeting Tau, a - syn, and the NLRP3 inflammasome where data supports further progress into clinical development. We are excited by the prospects offered by these novel drugs and look forward to providing greater insight into their development opportunities. new diagnostics are essential for precision medicine and prevention AC Immune is the leader in the emerging field of Precision Medicine for NDDs based on its portfolio of product candidates in development as imaging agents or for testing biofluids. The strength of our Morphomer® technology platform enabled the generation of highly selective and specific candidates targeting Tau, a - syn, and TDP - 43 for more detailed characterization of specific disease pathologies in patients. PI - 2620, being developed as a positron emission tomography (PET) tracer for Tau, is leading the way and is currently in an ongoing Phase 3 clinical trial being conducted by Life Molecular Imaging. The gold - standard evidence from this trial will support the application for regulatory approval. Our PET tracers for a - syn continue to be evaluated in clinical trials including a new candidate (ACI - 15916) now in a Phase 1 trial which aims to demonstrate improved a - syn detection for diagnosing Parkinson’s disease (PD). We have begun Phase 1 clinical testing of ACI - 19626, our PET tracer for TDP - 43 which is increasingly recognized as an important target in multiple NDDs such as amyotrophic lateral sclerosis (ALS) and frontotemporal lobar degeneration (FTLD) and as a prominent co - pathology in AD and PD. operational and financial strengths The leadership team has been augmented through the appointments of Anke Post, M.D. PhD to the role of Chief Medical Officer and the internal promotions of Mark Danton (EVP, Artificial Intelligence and Information Systems), Günther Staffler, PhD (SVP, Immunotherapy) and Francesca Capotosti, PhD (VP, Research). To ensure the Company’s continued success in the face of challenging conditions in the global financial markets, we strengthened our financial position and enhanced our development capabilities. Partnering activities brought in USD 100 million from Takeda and CHF 25 million from J&J, such that we ended the year with cash resources of CHF 165.5 million. This financial strength provides us with a runway into 2027, taking us through important development milestones on multiple programs. looking into the future As ever, the coming year promises significant progress in key programs and business development opportunities, which we are eagerly looking forward to sharing with you. We sincerely thank all our stakeholders for their ongoing support. We continue to develop innovative approaches for the treatment and prevention of neurodegenerative diseases and remain committed in 2025 and beyond to consolidating AC Immune’s position as the leader delivering Precision Prevention! We look forward to meeting with you in person at our AGM this year and thank you again for your ongoing support. If you cannot attend, we encourage you to exercise your voting rights through the Independent Proxy. Yours sincerely, Douglas Williams Andrea Pfeifer Chair of the Board of Directors Chief Executive Officer 3 letter to shareholders | ac immune invitation to the annual general meeting 2025

1. 2024 ifrs consolidated financial statements, 2024 statutory financial statements, 2024 compensation report 1. Approval of 2024 IFRS Consolidated Financial Statements and 2024 Statutory Financial Statements 2. Advisory vote on the 2024 Compensation Report 2. appropriation of losses 3. discharge of the members of the board of directors and the executive committee 4. compensation for the members of the board of directors and the executive committee 1. Binding vote on maximum aggregate compensation for Members of the Board of Directors from the AGM 2025 to the AGM 2026 2. Binding vote on maximum aggregate compensation for Members of the Executive Committee for the financial year 2026 5. re - elections and elections 1. Re - elections of Members of the Board of Directors 2. Elections of Members and the Chair of the Board of Directors 3. Re - elections of Members of the Compensation, Nomination & Corporate Governance Committee 4. Election of Member of the Compensation, Nomination & Corporate Governance Committee 5. Re - election of the Statutory Auditors 6. Re - election of the Independent Proxy 6. changes in the articles of association 1. Capital band (Article 3a) 2. Increase and amendment of conditional share capital for employee - benefit plans (Article 3c paras. 1 and 3) Overview 4 ac immune invitation to the annual general meeting 2025 | overview

AGENDA & P R O P O S A LS

1. 2024 ifrs consolidated financial statements, 2024 statutory financial statements, 2024 compensation report 1. Approval of 2024 IFRS Consolidated Financial Statements and 2024 Statutory Financial Statements The Board of Directors (Board) proposes that the 2024 IFRS Consolidated Financial Statements and the 2024 Statutory Financial Statements be approved. d explanation In their reports to the AGM, PricewaterhouseCoopers SA, the independent auditors, recommend approval of the 2024 IFRS Consolidated Financial Statements and 2024 Statutory Financial Statements without reservations. Accordingly, the Board proposes the approval of the 2024 IFRS Consolidated Financial Statements and 2024 Statutory Financial Statements. The 2024 IFRS Consolidated Financial Statements as well as the 2024 Statutory Financial Statements are available to the shareholders online at ir.acimmune.com/events/agm. 1.2 Advisory vote on the 2024 Compensation Report The Board proposes that the 2024 Compensation Report be endorsed (non - binding advisory vote). d explanation The 2024 Compensation Report as filed with the US SEC as Exhibit 99.2 to the Company’s Form 6 - K on March 13, 2025 can be downloaded from the Company’s website at ir.acimmune.com/events/agm . It explains the governance framework and the principles underlying the compensation structure at AC Immune. In addition, the 2024 Compensation Report sets out the remuneration of the Board and the Executive Committee (EC) for 2024 as required under the Swiss Code of Obligations as in force since January 1, 2023. 2. appropriation of losses The Board proposes the following appropriation of losses: ( 3 1 0 ,99 8 ) Accumulated profit (loss) at Jan 1, 2024 ( 4 5 , 84 8 ) Net profit (loss) for the year 2024 ( 3 5 6, 8 4 6 ) Accumulated losses brought forward C HF ’ 000 Under IFRS accounting standards, the consolidated net loss for the business year 2024 amounted to CHF 50,916k. d explanation The net loss for the year 2024 is carried forward. Agenda & proposals 6 ac immune invitation to the annual general meeting 2025 | agenda & proposals

3. discharge of the members of the board of directors and the executive committee The Board proposes that all Members of the Board and of the Executive Committee (EC) be discharged from their liabilities for their activities in the financial year 2024. d explanation The Board proposes to proceed in one single vote for the discharge of all Members of the Board and of the EC. The discharge only applies with respect to disclosed facts. 4. compensation for the members of the board of directors and the executive committee 1. Binding vote on maximum aggregate compensation for Members of the Board of Directors from the AGM 2025 to the AGM 2026 The Board proposes the approval of the total maximum amount of compensation for the Members of the Board of CHF 1,029,000 (excluding employer social security contributions) covering the period from the AGM 2025 to the AGM 2026. d explanation The Board submits to the AGM for approval the total maximum aggregate amount of compensation for the Members of the Board for their upcoming term of office and for the Members of the EC for the calendar year 2026 as per agenda items 4.1 and 4.2. The Board, upon recommendation of the Compensation, Nomination and Corporate Governance Committee, will decide upon the allocation of compensation. More detailed information on the proposals including prior year comparisons can be found in the section entitled “Say on Pay: Shareholder information on compensation proposals”. 4.2 Binding vote on maximum aggregate compensation for Members of the Executive Committee for the financial year 2026 The Board proposes the approval of the total maximum amount of compensation for the Members of the EC of CHF 7,496,000 (excluding employer social security contributions) from January 1, 2026 to December 31, 2026. d explanation The explanation above for agenda item 4.1 also extends to this item 4.2 7 agenda & proposals | ac immune invitation to the annual general meeting 2025

5. re - elections and elections 1. Re - elections of Members of the Board of Directors The Board proposes that each of the following persons be re - elected as Member of the Board for a term of office until the end of the AGM 2026: • Monika Bütler, • Carl June, • Andrea Pfeifer, • Roy Twyman. d explanation The AGM (re - )elects individually the Members of the Board for a term of one year until completion of the next AGM. Together with the candidates for election as Member of the Board, the proposed composition of the Board is of six directors, of which three are women (50%). Of the six Members of the Board, five are considered independent within the meaning of the Swiss Code of Best Practice for Corporate Governance of Economiesuisse. Following evaluation by the Compensation, Nomination & Corporate Governance Committee and after careful consideration, the Board has determined that the Board and its committees have an appropriate balance of skills, experience, diversity and knowledge of AC Immune’s business to effectively fulfill its duties and responsibilities. For further information on the proposed candidates, please refer to the section of the Company’s website: acimmune.com/about - us/our - teams/#board - of - directors Agenda & proposals continued 8 ac immune invitation to the annual general meeting 2025 | agenda & proposals

2. Elections of Members and the Chair of the Board of Directors The Board proposes that each of the following persons be elected for a term of office until the end of the AGM 2026: • Renée Aguiar - Lucander as Member of the Board, and • Martin Zügel as Member and Chair of the Board. d explanation The Board proposes the election of Renée Aguiar - Lucander as Member of the Board, and Martin Zügel as Member and Chair of the Board for a term of office until the end of the AGM 2026. Both candidates are considered independent within the meaning of the Swiss Code of Best Practice for Corporate Governance of Economiesuisse. Renée Aguiar - Lucander is an experienced health - care executive with a strong background in company management, financing and business development. She was recently appointed CEO of Hansa Biopharma, a Swedish company listed on OMX Stockholm. Previously, she was CEO of Calliditas Therapeutics AB, a Swedish NASDAQ traded company that was acquired in Q3 2024 by the Japanese Company Asahi Kasei for USD 1.1 billion. Prior to this, Ms. Aguiar - Lucander spent more than twenty years in US and European private and public direct investment, including work with RAL Capital, Positive Capital Partners, Omega Fund, 3i Group plc, and Lehman Brothers. She has extensive Board experience across private and public enterprises in Europe and the US, and successfully raised over USD 325 million through public listings in Europe and US, out - licensings and debt financings. Ms. Aguiar - Lucander holds a BA in Accounting from the Stockholm School of Economics and Finance, and an MBA from INSEAD. Martin Zügel MD is an experienced executive with 30 years at executive and board level in multinational healthcare companies. Dr. Zügel is a board member at Grünenthal, an international neuropharmacology company, where he also chairs the audit committee. He is also currently chairman of the board of AMW GmbH and MESI Ltd. Previously, he served as chairman, director, executive or advisor with several biotech companies addressing a variety of target medical indications and has also acted as advisor to biotech/pharma investors. Earlier in his career, Dr. Zügel was CEO of Merz Pharma GmbH. During his tenure at Merz, he was instrumental in building Memantine into a global blockbuster Alzheimer drug and establishing a next generation pipeline . He established two new global franchises at Merz, with specialty Neurology and Aesthetics . He was an executive board member of B . Braun Melsungen AG and held various roles at Roche in their pharmaceuticals and diagnostics division . Dr . Zügel holds a Doctorate in Medicine from the University of Tübingen, and a Master Degree in Molecular Biology from the University of Massachusetts at Amherst . For further information on the proposed candidates, please refer to the section of the Company’s website: ir.acimmune.com/events/agm 9 agenda & proposals | ac immune invitation to the annual general meeting 2025

3. Re - elections of Members of the Compensation, Nomination & Corporate Governance Committee The Board proposes that: • Monika Bütler, and • Roy Twyman be re - elected as Members of the Compensation, Nomination & Corporate Governance Committee for a term of office until the end of the AGM 2026. d explanation The AGM (re - )elects individually each Member of the Compensation, Nomination & Corporate Governance Committee for a term of one year until completion of the next AGM. After careful consideration, the Board has determined that with the proposed Members, the Compensation, Nomination & Corporate Governance Committee has an appropriate balance of skills, experience and knowledge of AC Immune’s business to effectively fulfill its duties and responsibilities. Subject to her re - election, the Board intends to re - appoint Monika Bütler as Chair of the Compensation, Nomination & Corporate Governance Committee. 5.4 Election of Member of the Compensation, Nomination & Corporate Governance Committee The Board proposes that Martin Zügel be elected as Member of the Compensation, Nomination & Corporate Governance Committee for a term of office until the end of the AGM 2026. d explanation The explanation above for agenda item 5.3 also extends to this item 5.4. 5.5 Re - election of the Statutory Auditors The Board proposes that PricewaterhouseCoopers SA, in Pully, Switzerland, be re - elected as Statutory Auditors for a term of office for the financial year 2025. d explanation PricewaterhouseCoopers SA has been the external auditor of the Company since 2018. They have reconfirmed to the Board that they have the independence required to perform this function. 5.6 Re - election of the Independent Proxy The Board proposes that Reymond & Associés Attorneys in Lausanne, Switzerland be re - elected as Independent Proxy for a term of office until the end of the AGM 2026. d explanation The AGM annually elects the Independent Proxy for a one - year term until completion of the next AGM . Reymond & Associés Attorneys have functioned as Independent Proxy since the AGM 2020 and meet the independence criteria . The Independent Proxy may receive instructions from shareholders who do not wish to attend the AGM . See Organizational Notes on pages 14 to 15 of this Invitation . Agenda & proposals continued 10 ac immune invitation to the annual general meeting 2025 | agenda & proposals

6. changes in the articles of association 1. Capital band (Article 3a) The Board proposes to introduce a new capital band with an upper limit of CHF 2,858,238.00 and a lower limit of CHF 2,198,644.96, authorizing the Board to increase and/or decrease the Company’s share capital one or several times within these limits until 18 June 2030, and accordingly to introduce a new Article 3a of the Articles of Association as set out below: Article 3a Capital Band 1 The Company has a capital band ranging from CHF 2,198,644.96, corresponding to 109,932,248 registered shares with a par value of CHF 0.02 each, to be fully paid up (lower limit) to CHF 2,858,238.00, corresponding to 142,911,900 registered shares with a par value of CHF 0.02, each to be fully paid up (upper limit). The Board of Directors is authorized to conduct one or several increases and/or reductions of the share capital within the capital band at any time until 18 June 2030. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then - existing shareholders of the Company and (ii) in partial amounts, shall also be permissible. 2 In case of a capital increase, the following applies: i. The Board of Directors shall determine the amount of share capital to be issued, the date of the issuance, the issue price, the manner in which the new registered shares have to be paid up (including cash contributions, contributions in kind, set - off and conversion of freely usable reserves, including retained earnings, into share capital), the date from which the registered shares carry the right to dividends, the conditions for the exercise of the pre - emptive rights and the allotment of pre - emptive rights that have not been exercised. The Board of Directors is authorized to restrict or to prohibit trading in the pre - emptive rights to the new shares. The Board of Directors may allow the pre - emptive rights that have not been exercised to expire, or it may place with third parties such rights or registered shares, the pre - emptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company. ii. The Board of Directors is authorized to withdraw or limit the pre - emptive rights of the shareholders wholly or in part and to allot them to individual shareholders or third parties: a) if the issue price of the new registered shares is determined by reference to the market price (with a customary discount); or b) if the new registered shares are used for the acquisition of an enterprise, part of an enterprise or participations, or for the financing or refinancing of any of such acquisition, for the conversion of loans or claims into shares, for the financing of new investment projects undertaken by the Company, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken, or in the event of share placement for the financing or refinancing of such placement; or c) if the new registered shares are issued for raising of equity capital (including private placements) in a fast and flexible manner where such raising of capital would be difficult or would only be possible at less favourable conditions without the exclusion or restriction of the statutory pre - emptive right of the existing shareholders; or 11 agenda & proposals | ac immune invitation to the annual general meeting 2025

d) if the new registered shares are used either to extend the shareholder base, to increase the free float or for investment by strategic partners; or e) for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, whereby increases of the share capital are only admissible up to 5% of the share capital entered in the commercial register at the time of the respective resolution; or f) for other important reasons in the sense of Article 652b para. 2 CO. 3 The subscription to and acquisition of new registered shares and any subsequent transfers of their ownership shall be subject to the restrictions specified in Article 4 of the Articles of Association. 4 Capital reductions may be performed both by reducing the par value of the shares and by cancelling shares. In case of a reduction of the par value, the Board of Directors shall adapt all provisions of the Articles of Association relating to the par value of the shares as well as the number of shares with a new nominal value corresponding to the fixed upper and lower limits of the capital range as per Article 3a para. 1 accordingly. 5 In case of a capital reduction within the capital band, the Board of Directors shall, to the extent necessary, determine the number of cancelled shares and the use of the amount of the reduction. 6 The acquisition and holding of shares repurchased for purposes of cancellation under the capital band are, to the extent permitted by law, not subject to the 10% limit for own shares within the meaning of art. 659 para. 2 CO. 7 The Board of Directors is authorized to carry out simultaneous reductions and re - increases of the share capital. d explanation The capital band was introduced by the 2023 revision of Swiss corporate law to replace the authorized capital. While the authorized capital solely provided for capital increases, the capital band enables the Board of Directors to increase or decrease the issued share capital within an upper and a lower limit during a period of 5 years. The capital band would allow the Company to efficiently raise capital on financial markets to support the Company’s ongoing research and clinical development programs and thereby increase the Company’s financial flexibility for the near future. The Company’s readiness to raise capital enables active engagement with investment banks and institutional investors to ensure awareness and attractiveness of the Company by the investment community as well as adding an equity component to potential business deals. The Board recommends establishing a capital band of approximately 30% of the outstanding capital for a duration of 5 years (until 18 June 2030) in accordance with Swiss corporate law. Compared to a sample of six peer biotech listed companies in Switzerland, including those listed on US stock exchanges, the proposed capital band of 30 % has a lower potential dilution impact than the peer group which ranges from 40 % to 50% . This proposed amendment is subject to a qualified majority of two thirds of the represented share votes at the AGM. Agenda & proposals continued 12 ac immune invitation to the annual general meeting 2025 | agenda & proposals

2. Increase and amendment of conditional share capital for employee - benefit plans (Article 3c para. 1 and 3) The Board proposes to increase the conditional share capital for employee benefit plans from CHF 90,057.34 to CHF 130,000.00 and accordingly to amend art. 3c of the Articles of Association as set out below: Article 3c Conditional Share Capital Increase for Employee Benefit Plans 1 The share capital of the Company shall be increased by an amount not exceeding CHF 130,000.00 through the issue of a maximum of 6,500,000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights and/or shares granted to any employee of the Company or a subsidiary, and any consultant, member of the Board of Directors, or other person providing services to the Company or a subsidiary. 2 Shareholders’ subscription rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares. 3 The exercise of conversion or option rights, as well as the waiver of such rights, may be exercised by written declaration or by electronic means. 4 The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 4 of the Articles of Association. d explanation An increase of the conditional share capital of up to 1 , 997 , 133 shares (about 1 . 8 % of the outstanding capital) will be needed for employee benefit plans to allow for future short - and medium - term grants of equity to employees to cover the projected needs . The new balance of the conditional capital will amount to 6 , 500 , 000 shares compared to the previous balance of 4 , 502 , 867 which is fully committed . In addition, in line with new Swiss corporate law, the exercise modalities are described in a new paragraph 3. The remainder of the wording of Article 3c remains unchanged. The proposed revisions are highlighted in bold text. This proposed amendment is subject to a qualified majority of two thirds of the represented share votes at the AGM. 13 agenda & proposals | ac immune invitation to the annual general meeting 2025

14 ac immune invitation to the annual general meeting 2025 | agenda & proposals

O R G A NIZ A T IO N A L NOTES

Availability of the 2024 IFRS Consolidated Financial Statements, the 2024 Statutory Financial Statements, and the 2024 Compensation Report The 2024 IFRS Consolidated Financial Statements, 2024 Statutory Financial Statements and 2024 Compensation Report, as well as the reports of the Auditors for 2024 are included in the Annual Report 2024 which may be downloaded from the Company’s website at ir.acimmune.com/events/agm or you may order a printed copy at no cost via email at agm@acimmune.com indicating your mailing address. Please note that the Annual Report 2024 is only available in English. Exercise of voting rights Only shareholders holding shares as of May 12, 2025 at 4:00 PM US Eastern Standard Time, and who have not sold their shares prior to the AGM 2025, are eligible to vote their shares. Shareholders who newly acquired shares between May 12, 2025 and June 19, 2025 are not entitled to vote with respect to such shares. Proxy appointment Shareholders may attend the AGM in person or be represented at the AGM by their legal or duly authorized representative or by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland. Invitation Shareholders who are registered with Computershare Trust Company N.A. (“Computershare”) on May 12, 2025 (“Registered Shareholders”) will receive their Invitation and a personalized Proxy Card from Computershare. Shareholders who hold their shares through their broker or bank (“Beneficial Owners”), should receive or request these materials through their broker or bank and should be able to vote on the broker/bank portal. Voting Shareholders may vote electronically, attend the AGM in person, be represented by an eligible proxy in person, or use the Proxy Card for the Independent Proxy . Electronic voting Registered Shareholders can give voting instructions electronically through the Computershare portal with their individual shareholder number. Beneficial Owners should give instructions electronically through their nominee, custodian, broker or bank, following their instructions. Electronic voting instructions must be received not later than June 17, 2025 at 11:59 PM, US Eastern Standard Time. Electronic voting instructions will be represented at the AGM by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland. Attendance at the AGM Shareholders who do not wish to give voting instructions to the Independent Proxy electronically may attend the AGM in person and should send to the Company by email ( agm@acimmune.com ) their attendance card which is incorporated in the Proxy Card, and present themselves at the admission desk at least 20 minutes prior to the AGM with the documents listed in the section “Necessary documents in case of attendance” below. Alternatively, they may also be represented by an eligible proxy (see instructions in the next section). The venue for the AGM on June 19, 2025 at 2 PM Central European Summer Time is: EPFL Innovation Park Building D Pluton Conference Room 1015 Lausanne Switzerland Shareholders who have appointed and instructed the Independent Proxy can attend the AGM in person, but may not vote their shares at the AGM, as their votes are already tabulated with the Independent Proxy. Therefore, shareholders who wish to vote in person must leave the proxy voting sections in the Proxy Card blank and select the personal attendance option, when returning the attendance card to the Company. Organizational notes 16 ac immune invitation to the annual general meeting 2025 | organizational notes

Representation at the AGM Shareholders may be represented at the AGM by their legal representative or by another duly authorized representative. Such representatives should present themselves at least 20 minutes prior to the AGM with the documents listed in the section “Necessary documents in case of attendance” below. Representation at the AGM by the Independent Proxy Alternatively, shareholders may also give their voting instructions with the Proxy Card to the Independent Proxy, either by email at the address: cherpillod@jmrlegal.ch or at the postal address: Reymond & Associés Attorneys Avenue de la Gare 1 PO 1284 1001 Lausanne Switzerland for delivery together with the following documents:  for representatives (if applicable), a document proving the legal representation to the satisfaction of the Company,  a photocopy of a valid passport or identity card of the shareholder and the representative (if applicable),  a most recent bank statement establishing the number of shares in their nominal ownership, and  a signed declaration of honor confirming that the shareholder was the owner of the represented shares on May 12, 2025 and that it has not issued voting instructions in any other form nor sold the shares prior to the AGM. Such instructions have to arrive at the Independent Proxy not later than June 19, 2025 at 10 AM, Central European Summer Time. Once received by the Independent Proxy, voting instructions may not be changed by shareholders. Should the Independent Proxy receive voting instructions from shareholders both electronically and in writing, only the electronic instructions will be taken into account. Necessary documents in case of attendance Documents to be presented by shareholders attending the AGM in person or being represented by an eligible representative are:  for representatives (if applicable), a document proving the legal representation to the satisfaction of the Company,  a photocopy of a valid passport or identity card of the shareholder and the representative (if applicable),  a most recent bank statement establishing the number of shares in their nominal ownership, and  a signed declaration of honor confirming that the shareholder was the owner of the represented shares on May 12, 2025 and that it has not issued electronic voting instructions to the Independent Proxy nor sold the shares prior to the AGM. If for any reason shareholders have not received an Invitation or their Proxy Card, a model Proxy Card and a model declaration of honor may be downloaded from the Company’s website at: ir.acimmune.com/events/agm. 17 organizational notes | ac immune invitation to the annual general meeting 2025

Legal notes Shareholder proposals on agenda items Proposals from shareholders on agenda items are only permissible if they are submitted to the AGM by the shareholders themselves or by an eligible representative acting on their behalf. The Independent Proxy will not act as a representative for this purpose. Publication of the Invitation Per AC Immune’s Articles of Association, the official Invitation to the AGM 2025 will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before May 30, 2025. Concurrently with the publication in the SOGC, AC Immune’s website “Investors/Annual General Meeting 2025” on ir.acimmune.com/events/agm will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC. Ecublens, May 19, 2025 AC Immune SA On behalf of the Board of Directors Douglas Williams Chair of the Board of Directors 18 ac immune invitation to the annual general meeting 2025 | legal notes

SAY ON PAY SHAREHOLDER INFORMATION ON COMPENSATION PROPOSALS

key information for the vote on board of directors and executive committee compensation In accordance with Article 735 of the Swiss Code of Obligations (CO) and our Articles of Association, the aggregate future compensation of the Board and the Executive Committee (EC) is submitted to a binding shareholder vote during the AGM. Shareholder approval for Executive Committee compensation relates to the 2026 calendar year and consists of one vote for the total maximum aggregate compensation (agenda item 4 . 2 ) . Key information regarding these votes can be found on the following pages. Shareholder approval for the Board compensation relates to the 12 - month period from 1 July 2025 to 30 June 2026 and consists of one vote for the total maximum aggregate compensation (agenda item 4.1). description of board of directors compensation for the agm 2025 – agm 2026 term of office The Board compensation structure for the period between the AGM 2025 to the AGM 2026 is the same as the prior year, although the composition of the Board and its committee’s may evolve. Compensation includes annual fees, and fees for participating in or chairing the Audit and Finance (AFC) and the Compensation, Nomination and Corporate Governance (CNC) committees, as well as equity grant values that are differentiated for the Chair, Vice Chair, and other Board Members. The planned compensation structure is set out in the following table: Board Member fees (non - executive directors) Equity grant Chair of the Board Vice Chair of the Board CHF 87,000 CHF 70,000 CHF 85,000 CHF 75,000 Member of the Board CHF 54,000 CHF 70,000 Committee fees Chair Member CHF 10,000 Audit and Finance Committee (AFC) CHF 15,000 Compensation, Nomination and Corporate Governance Committee (CNC) CHF 15,000 CHF 10,000 Compensation of non - executive Board Members is comprised of a fixed fee for Board membership and additional fees for any committee roles. Fees are paid on a per - term basis in two six - month instalments. In addition, each Member of the Board receives an annual equity grant that fully vests at the end of each 12 - month term of office. Newly appointed Board Members can receive a one - time initial equity grant that can be split over multiple years with a three - year vesting period. 0 500 1,000 1,500 1242 862 883 1029 AGM 2025 AGM 2024 AGM 2023 For the period from the AGM 2025 to the AGM 2026, AC Immune’s Board will be comprised of our CEO and 5 non - executive Board Members. Our CEO, Prof. Andrea Pfeifer, is unremunerated for her Board membership. Requested compensation amounts for the Board of Directors (CHFK) AGM 2022 Total remuneration The maximum aggregate amount of compensation is CHF 1,029K, including applicable employee social security contributions and excluding employer social security contributions. The CHF 146K increase compared with the prior term also includes any potential fees due to Board Members who provide consulting service that are outside of their Board mandate, as well as a reserve of CHF 140K for typical one - time equity grants for two newly engaged Board Members. Shareholder information on compensation proposals 20 ac immune invitation to the annual general meeting 2025 | shareholder information on compensation proposals

description of executive committee compensation elements AC Immune aims to provide competitive compensation that attracts, motivates and retains outstanding talent across the Company. Our reward approach is designed to align our people’s core values and business goals with our strategic mission, investor value as well as to enable a healthy company culture. Compensation principles  We design our total compensation to align employee contribution and behaviours with the interests of AC Immune’s shareholders, our business objectives and to recognize the achievement of key goals and milestones.  Executives have collective and individual accountability for taking a long - term owner’s perspective, and the impact of their contribution to our success is meaningfully rewarded through our long - term incentive plan.  Compensation is attractive and equitable and based on a regular assessment of market data from appropriate, robust data sources. The peer group comparators selected for our external market assessment are representative of European and US bio - technology companies and provide an equitable balance of scope and market capitalization from whom executive talent could be sourced. Based on our principles, Executive Committee total compensation is comprised of an annual base salary, benefits, a short - term variable incentive (bonus) and a long - term share - based incentive (equity):  The annual salary, including any other cash payments (e.g. car allowance) reflects the value of individual roles and their specific responsibilities, performance, expertise, and potential.  Benefits: We provide attractive benefits that are aligned with market practice and legal requirements, including retirement savings, accident, illness, mobility support and pension related insurances (as well as employer social security contributions). Benefits, other than retirement savings, are in addition to the aggregate amounts proposed in the vote.  Short - term incentive (bonus) rewards the achievement of AC Immune’s company objectives for the financial year, as well as individual contribution. Bonuses are a fixed target amount, and any bonus is paid during the first quarter of the year following the performance year.  Long - term incentive (equity) awards are designed to motivate sustainable long - term contribution to align compensation with shareholder value. Equity grant amounts link with performance and are a mixture of stock options and restricted stock units and are decided annually. explanation of the 2026 executive committee compensation The total maximum aggregate remuneration for shareholder approval is CHF 7,496K for the 2026 calendar year. This includes employer pension plan contributions, and excludes other benefits and employer social security contributions. The chart opposite indicates the maximum amounts of compensation requested this year and at the two prior AGMs. The total includes cash compensation (i.e. annual salary, car allowance and bonus), employer pension plan contributions, and long - term incentive (equity grants). The aggregate remuneration proposal is marginally lower compared with the prior year, while continuing to reflect structural and remuneration requirements of a high performing Executive Committee team. 0 2,000 4,000 6,000 8,000 7,496 Jan - Dec 2026 Requested compensation amounts for Executive Committee (CHFK) 7,581 7,605 Jan - Dec 2024 Jan - Dec 2025 Total remuneration: cash compensation, pension contributions, and equity grants shareholder information on compensation proposals | ac immune invitation to the annual general meeting 2025

AC Immune SA EPFL Innovation Park Building B 1015 Lausanne Switzerland www.acimmune.com General inquiries: info@acimmune.com Phone: +41 21 345 91 21 For more information, reach out to us Investor inquiries: ir @ acimmune.com